

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 24, 2017

Mr. Sang-Kwon Hyun
Executive Vice President and Chief Financial Officer
Korea Electric Power Corporation
55 Jeollyeok-ro, Naju-si
Jeollanam-do 58217, Korea

    Re: **Korea Electric Power Corporation**
           Form 20-F for the Fiscal Year Ended December 31, 2015
           Filed April 29, 2016
           File No. 01-13372

Dear Mr. Hyun:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief
                    Office of Consumer Products